# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Enstar Group Limited, CIK 0001363829
CUSIP: G3075P101
Title of class of securities: Orindary Shares, par value $1.00 per share
Address of issuer's principal executive offices: P.O. Box HM 2267, A.S. Cooper Building, 26 Reid Street, Hamilton, Bermuda (D0), HM 11
Date of event which requires filing of this statement: 07/02/2025
Amends the filing with accession number 0001104659-24-085373
Filed by CIK 0001041196
Persons authorized to receive notices and communications: Sally A. Rocker, J.C. Flowers & Co. LLC, 1301 Avenue of the Americas, 16th Floor, New York, New York (NY), 10019, 212-404-6804; Gregory V. Gooding, Debevoise & Plimpton LLP, 66 Hudson Boulevard, New York, New York (NY), 10001, 212-909-6000

## Reporting persons
- J. Christopher Flowers, individually and as Executor of the Estate of Nimrod T. Frazer (CIK 0001041196): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Paula Mims, not in her individual capacity but solely as Executor of the Estate of Nimrod T. Frazer: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Frazer Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Georgia (GA); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Estate of Nimrod T. Frazer: type of reporting person: other (OO); citizenship or place of organization: Georgia (GA); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Anne Oros, individually and as Trustee of the John J. Oros 1998 Family Trust: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Stuart Schlesinger, individually and as Trustee of the Hyman 2018 Family Trust: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- John J. Oros 1998 Family Trust: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Hyman 2018 Family Trust: type of reporting person: other (OO); citizenship or place of organization: New York (NY); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- David G. Walsh: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Steven D. Arnold: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Arnold 1997 Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- SAS GP, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Orindary Shares, par value $1.00 per share
Name of issuer: Enstar Group Limited
Address of issuer's principal executive offices: P.O. Box HM 2267, A.S. Cooper Building, 26 Reid Street, Hamilton, Bermuda (D0), HM 11
Comment: EXPLANATORY NOTE: This Amendment No. 1 amends the Statement on Schedule 13D initially filed on August 2, 2024 with the SEC (the "Schedule") by the Reporting Persons (as defined in the Schedule). This amendment is filed by the Reporting Persons in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and refers only to information that has materially changed since the filing of the Schedule. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule.

## Item 2. Identity and Background
Name of person filing:
The disclosure in Item 2 of the Schedule is hereby amended and restated in its entirety as follows:

This Schedule is filed jointly by J. Christopher Flowers, a United States citizen ("Mr. Flowers"), Paula Mims, a United States citizen ("Ms. Mims"), not in her individual capacity, but solely as Executor of the Estate of Nimrod T. Frazer, Frazer Holdings LLC, a Georgia limited liability company ("Frazer Holdings"), the Estate of Nimrod T. Frazer, an estate subject to the laws of the State of Alabama (the "Frazer Estate"), Anne Oros, a United States citizen ("Ms. Oros"), Stuart Schlesinger, a United States citizen ("Mr. Schlesinger"), the John J. Oros 1998 Family Trust, a trust established under the laws of the State of Delaware (the "Oros Trust"), the Hyman 2018 Trust, a trust established under the laws of the State of New York (the "Hyman Trust"), David G. Walsh, a United States citizen ("Mr. Walsh"), Steven D. Arnold, a United States citizen ("Mr. Arnold"), the Arnold 1997 Limited Partnership, a Texas limited partnership (the "Arnold Partnership") and SAS GP, L.L.C., a Texas limited liability company ("SAS" and, together with Mr. Flowers, Ms. Mims, Frazer Holdings, the Frazer Estate, Ms. Oros, the Oros Trust, Mr. Schlesinger, the Hyman Trust, Mr. Walsh, Mr. Arnold and the Arnold Partnership, the "Reporting Persons").

In connection with the conversion of Frazer Holdings from a Georgia limited partnership into a Georgia limited liability company, Frazer Ventures LLC, a Georgia limited liability company and the previous general partner of Frazer Holdings LP, was dissolved. As a result, it ceased to beneficially own any Ordinary Shares.
Residence or business address:
The principal business address of Mr. Flowers, Ms. Oros, the Oros Trust, Mr. Schlesinger and the Hyman Trust is c/o J.C. Flowers & Co. LLC, 1301 Avenue of the Americas, 16th Floor, New York, NY 10019.

The principal business address of Ms. Mims, Frazer Holdings and the Frazer Estate is 300 Water Street, Suite 200, Montgomery, AL 36104.

The principal business address of Mr. Walsh is c/o Foley & Lardner, P.O. Box 1497, Madison, WI 53701.

The principal business address of Mr. Arnold, the Arnold Partnership and SAS is 1001 Fannin Street, Suite 1250, Houston, TX 77002.
Present principal occupation or employment:
The principal business of Frazer Holdings is holding investments.

The principal business of the Arnold Partnership is holding investments. The principal business of SAS is serving as the sole general partner of the Arnold Partnership.

Not applicable for the Frazer Estate, Ms. Oros, the Oros Trust and the Hyman Trust.

The present principal occupation of Mr. Flowers is managing director of J.C. Flowers & Co. LLC.

The present principal occupation of Ms. Mims is finance professional.

The present principal occupation of Mr. Schlesinger is attorney.

The present principal occupation of Mr. Walsh is attorney.

The present principal occupation of Mr. Arnold is investment management professional.
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: See the response to Item 2(a) above.

## Item 4. Purpose of Transaction
Purpose of transaction:
The disclosure in Item 4 of the Schedule is hereby supplemented by adding the following at the end thereof:

The Merger Agreement

On July 2, 2025 (the "Closing Date"), the previously announced acquisition of the Issuer by investment vehicles managed or advised by affiliates of Sixth Street Partners LLC was completed pursuant to the Agreement and Plan of Merger (the "Merger Agreement") by and among the Issuer, Deer Ltd., an exempted company limited by shares existing under the laws of Bermuda and a direct wholly owned Subsidiary of the Issuer ("New Company Holdco"), Deer Merger Sub Ltd., an exempted company limited by shares existing under the laws of Bermuda and a direct wholly owned Subsidiary of New Company Holdco ("Company Merger Sub"), Elk Bidco Limited, an exempted company limited by shares existing under the laws of Bermuda ("Parent"), and Elk Merger Sub Limited, an exempted company limited by shares existing under the laws of Bermuda and a direct wholly-owned Subsidiary of Parent ("Parent Merger Sub"). Parent and Parent Merger Sub are backed by equity commitments from investment vehicles managed or advised by affiliates of Sixth Street Partners, LLC. Capitalized terms used herein but not otherwise defined have the meaning set forth in the Merger Agreement.

As a result of the Transaction, and upon the terms and subject to the conditions set forth in the Merger Agreement, among other things, each Ordinary Share issued and outstanding as of immediately prior to the First Effective Time (other than (w) Ordinary Shares owned by Parent, Parent Merger Sub, the Issuer or their respective wholly-owned Subsidiaries, (x) all Reinvesting Shares, (y) all Ordinary Shares subject to the Issuer's equity awards (other than Company Restricted Shares) and (z) all Ordinary Shares that were Dissenting Shares), was converted into the right to receive a total of $338 in cash, without interest. Following the consummation of the Transactions, holders of Ordinary Shares no longer directly own any shares of the Issuer, which is the Third Surviving Company following the Mergers.

The treatment of the Issuer's preferred equity interests and equity awards is further set forth in the Merger Agreement.

In connection with the Closing, the Issuer notified representatives of the NASDAQ Stock Market LLC ("NASDAQ") that the Mergers had been completed and requested that NASDAQ suspend trading of the Ordinary Shares. In addition, the Issuer requested that NASDAQ file with the SEC a Notification of Removal from Listing and/or Registration under Section12(b) of the Exchange Act on Form 25 (the "Ordinary Shares Form 25") to effect the delisting of the Ordinary Shares and the deregistration of such shares under Section 12(b) of the Exchange Act.

On July 2, 2025, the Issuer also notified representatives of NASDAQ of its determination to voluntarily withdraw its depositary shares, each representing a 1/1,000th interest in a 7.00% Fixed-to-Floating Rate Perpetual Non-Cumulative Preferred Share, Series D, par value $1.00 per share, and its depositary shares, each representing a 7.00% Perpetual Non-Cumulative Preferred Share, Series E, par value $1.00 per share (collectively, the "Depositary Shares") from listing on NASDAQ and registration pursuant to Section 12(b) of the Exchange Act, and its intention to file a Form 25 Notification of Delisting with the SEC (the "Depositary Shares Form 25" and together with the Ordinary Shares Form 25, the "Form 25s")on or about July 14, 2025, relating to delisting and deregistering of the Depositary Shares.

Following the effectiveness of the Form 25s, the Issuer intends to file with the SEC a certification on Form 15 requesting the termination of registration of Ordinary Shares and the Depositary Shares under Section 12(g) of the Exchange Act and the suspension of reporting obligations under Sections 13 and 15(d) of the Exchange Act. Such deregistration of the Ordinary Shares and the Depositary Shares will become effective 90 days after the filing of the applicable Form 25, or such shorter period as may be determined by the SEC. The Issuer's reporting obligations under the Exchange Act will be suspended immediately upon the filing of Form 15.

Support Agreements

On the Closing Date, the Rollover was completed pursuant to and in accordance with the terms of the Support Agreements.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The disclosure in Item 5(a), (b), (c) and (e) of the Schedule is hereby amended and restated as follows:

The responses of each of the Reporting Persons with respect to Rows 11, 12 and 13 of the cover pages of this Schedule that relate to the aggregate number and percentage of Ordinary Shares beneficially owned by such Reporting Persons (including but not limited to footnotes to such information) are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule that relate to the number of Ordinary Shares as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Other than as set forth herein, no transaction in the Issuer's securities have been effected by the Reporting Persons during the past 60 days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On July 2, 2025, the Reporting Persons ceased to beneficially own more than five percent of the Issuer's Ordinary Shares.

## Signatures
- J. Christopher Flowers, individually and as Executor of the Estate of Nimrod T. Frazer: /s/ J. Christopher Flowers, J. Christopher Flowers (07/07/2025)
- Paula Mims, not in her individual capacity but solely as Executor of the Estate of Nimrod T. Frazer: /s/ Paula Mims, Paula Mims (07/07/2025)
- Frazer Holdings LLC: /s/ J. Christopher Flowers, J. Christopher Flowers/Manager (07/07/2025)
- Estate of Nimrod T. Frazer: /s/ J. Christopher Flowers, J. Christopher Flowers/Executor (07/07/2025)
- Estate of Nimrod T. Frazer: /s/ Paula Mims, Paula Mims/Executor (07/07/2025)
- Anne Oros, individually and as Trustee of the John J. Oros 1998 Family Trust: /s/ Anne Oros, Anne Oros (07/07/2025)
- Stuart Schlesinger, individually and as Trustee of the Hyman 2018 Family Trust: /s/ Stuart Schlesinger, Stuart Schlesinger (07/07/2025)
- John J. Oros 1998 Family Trust: /s/ John Oros, John Oros/Grantor (07/07/2025)
- Hyman 2018 Family Trust: /s/ Stuart Schlesinger, Stuart Schlesinger/Trustee (07/07/2025)
- David G. Walsh: /s/ David G. Walsh, David G. Walsh (07/07/2025)
- Steven D. Arnold: /s/ Steven D. Arnold, Steven D. Arnold (07/07/2025)
- Arnold 1997 Limited Partnership: /s/ Steven D. Arnold, Steven D. Arnold/President (07/07/2025)
- SAS GP, L.L.C.: /s/ Steven D. Arnold, Steven D. Arnold/President (07/07/2025)